

Mail Stop 3030

August 19, 2015

Mr. Gregory H. Browne
Chief Financial Officer
Cyberonics, Inc.
100 Cyberonics Blvd.
Houston, Texas 77058-2072

> **Re:** **Cyberonics, Inc.**
> **Form 10-K for the Fiscal Year Ended April 24, 2015**
> **Filed June 15, 2015**
> **File No. 000-19806**

Mr. Browne:

We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ Martin James

Martin James
Senior Assistant Chief Accountant
Office of Electronics and Machinery